UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2009

Commission File Number: 001-33768

CNINSURE INC.
21/F, Yinhai Building
No. 299 Yanjiang Zhong Road
Guangzhou, Guangdong 510110
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑     Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNinsure Inc.
By:	/s/ Yinan Hu
	Name:	Yinan Hu
	Title:	Chief Executive Officer

Date: February 25, 2009

Exhibit Index

Page

Exhibit 99.1 — Press Release	4

Exhibit 99.1
CNinsure Reports Fourth Quarter and Fiscal 2008 Unaudited Financial Results
GUANGZHOU, Feb 24, 2009 — CNinsure Inc., (Nasdaq: CISG), (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2008. 1
Financial Highlights:
Highlights for Fourth Quarter 2008
•
Total net revenues: RMB281.4 million (US$41.2 million), representing an increase of 77.3% from the corresponding period of 2007, which exceeded the previous guidance of RMB235 million to RMB250 million.

•	Income from operations: RMB50.6 million (US$7.4 million), representing an increase of 9.4% from the corresponding period of 2007.

•	Net income: RMB43.7 million (US$6.4 million), representing a decrease of 18.7% from the corresponding period of 2007.

•
Basic and diluted net income per ADS: RMB0.959 (US$0.141) and RMB0.954 (US$0.140), respectively. Adjusted diluted net income per ADS excluding one-time share-based compensation expense (non-GAAP) was RMB1.601 (US$0.235).

Highlights for Fiscal Year 2008
•	Total net revenues: RMB843.9 million (US$123.7 million), representing an increase of 88.3% from 2007.

•	Income from operations: RMB210.7 million (US$30.9 million), representing an increase of 52.8% from the corresponding period of 2007

•	Net income: RMB191.6 million (US$28.1 million), representing an increase of 25.0% from 2007.

•
Basic and diluted net income per ADS: RMB4.200 (US$0.616) and RMB4.176 (US$0.612), respectively. Adjusted diluted net income per ADS excluding one-time share-based compensation expense (non-GAAP) was RMB4.822 (US$0.707).

[1]
This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8225 to US$1.00, the effective noon buying rate as of December 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Commenting on the fourth quarter and full year results, Yinan Hu, Chairman and CEO of CNinsure stated: “In the fourth quarter, we faced a more challenging macroeconomic environment as the Chinese economy increasingly slowed down significantly as a result of the ongoing global economic crisis. Against this backdrop, we still achieved higher-than-expected revenue growth, with net revenues of RMB282 million for the quarter, exceeding our previous guidance.”
He continued, “2008 was a tough year. The overall domestic insurance industry was negatively impacted by several events, including the severe snowstorms and the earthquake in China early in the year, and the recent global financial crisis and the ensuing slowdown in the Chinese economy. In 2008, CNinsure’s board of directors and management team took various measures such as conducting organizational restructuring, enhancing risk control and recruiting talents to cope with the short-term challenges and capitalize on new opportunities. I am very proud that as a result of the efforts by all our team members, 2008 marked another harvest year for CNinsure. We continued to grow fast, with 88.3% and 25.0% growth in annual net revenues and net income. We established or acquired 25 entities in 2008, expanding our distribution network to encompass 48 operating entities in 17 provinces, covering life insurance, P&C insurance and claim adjusting. We were also named “Best Insurance Intermediary Service Provider of the Year” by Sohu Business China.”
“As the global economic crisis deepens, more uncertainties are expected in the growth prospect of the Chinese economy in 2009. However, we believe CNinsure, as a retail distributor of insurance products and after-sales service provider, will not be as impacted by the macroeconomic environment as some other sectors since the insurance industry will still be a hotspot in China’s economic development for the next decade and the insurance intermediary sector, in which CNinsure has gained a leading position, is a relatively more stable part of the whole industry value chain. We believe we have the right solutions and strategies to cope with the new situations and deliver another year of success in 2009,” he concluded.
Financial Results for the Fourth Quarter Ended December 31, 2008
Total net revenues for the fourth quarter ended December 31, 2008 were RMB281.4 million (US$41.2 million), representing an increase of 77.3% from RMB158.7 million for the corresponding period of 2007. The increase was primarily driven by increase in commission rates for the life insurance business, the number of sales agents and productivity of existing sales agent, as well as contributions from the claims adjusting business, which was added in 2008, and other newly acquired entities.
Total operating costs and expenses were RMB230.9 million (US$33.8 million) for the fourth quarter of 2008, representing an increase of 105.2% from RMB112.5 million for the corresponding period of 2007.

Commissions and fees expenses were RMB145.9 million (US$21.4 million) for the fourth quarter of 2008, representing an increase of 75.3% from RMB83.2 million for the corresponding period of 2007. The increase was primarily due to sales growth and largely tracked the increase in net revenues from commissions and fees.
Selling expenses were RMB6.2 million (US$0.9 million) for the fourth quarter of 2008, representing an increase of 118.8% from RMB2.8 million for the corresponding period of 2007. The increase was primarily due to sales growth and the increase in expenses incurred by newly acquired entities.
General and administrative expenses were RMB78.8 million (US$11.5 million) for the fourth quarter of 2008, representing an increase of 198.0% from RMB26.4 million for the corresponding period of 2007. The increase was primarily due to increases in share-based compensation expenses, salaries for administrative staff as a result of increased headcount, ongoing legal and professional fees, and Sarbanes-Oxley Act (SOX) compliance-related expenses. The share-based compensation expenses recorded in the fourth quarter of 2008 mainly included a one-time charge of RMB29.6 million (US$4.3 million) incurred in connection with the surrender and cancellation of previously granted options to purchase an aggregate of 30,804,500 ordinary shares by various directors, officers and employees in December 2008 and RMB0.3 million (US$0.05 million) in connection with options to purchase an aggregate of 32,000,000 ordinary shares granted to certain directors, officers and employees in November 2008. In accordance with paragraph 57 of SFAS123R, a cancellation of an award that is not accompanied by the concurrent grant of (or offer to grant) a replacement award or other valuable consideration shall be accounted for as a repurchase for no consideration. Accordingly, any previously unrecognized compensation cost shall be recognized at the cancellation date. As of December 2008, there were outstanding options to purchase an aggregate of 39,492,631 ordinary shares.
As a result of the foregoing factors, income from operations was RMB50.6 million (US$7.4 million) for the fourth quarter of 2008, representing an increase of 9.4% from RMB46.2 million for the corresponding period of 2007. Operating margin was 18.0% for the fourth quarter of 2008 as compared with 29.1% for the corresponding period of 2007. Non-GAAP operating margin excluding one-time share-based compensation expense was 28.5% for the quarter of 2008.
Interest income for the fourth quarter of 2008 was RMB11.4 million (US$1.7 million), representing an increase of 4.5% from RMB10.9 million for the corresponding period of 2007, primarily attributable to the amount of cash generated from operations

Income tax expense for the fourth quarter of 2008 was RMB17.6 million (US$2.6 million), representing an increase of 444.3% from RMB3.2 million for the corresponding period of 2007. The increase was primarily attributable to the expiration of income tax exemptions for some subsidiaries starting from January 1, 2008. Effective income tax rate was 28.3% for the fourth quarter of 2008 compared to 5.7% for the corresponding period of 2007. Apart from the foregoing factor, the increase in the effective income tax rate was due to the fact that share-based compensation expenses, legal and audit fees and other expenses incurred outside China were excluded from the tax-deductible items for PRC tax purposes.
Net income was RMB43.7 million (US$6.4 million) for the fourth quarter of 2008, representing a decrease of 18.7% from RMB53.8 million for the corresponding period of 2007.
Net margin was 15.6% for the fourth quarter of 2008 as compared with 33.9% for the corresponding period of 2007. Non-GAAP net margin excluding one-time share-based compensation expense was 26.1% for the fourth quarter of 2008.
Fully diluted net income per ADS was RMB0.954 (US$0.140) for the fourth quarter of 2008, as compared with RMB1.275 for the corresponding period of 2007. Adjusted diluted net income per ADS excluding one-time share-based compensation expense (non-GAAP) was RMB1.601 (US$0.235) for the fourth quarter of 2008.
As of December 31, 2008, the Company had RMB1,508.4 million (US$221.1 million) in cash and cash equivalents.
Financial Results for the Year Ended December 31, 2008
Total net revenues for fiscal year 2008 were RMB843.9 million (US$123.7 million), representing an 88.3% increase from RMB448.1 million for fiscal year 2007, primarily driven by the growth in the number of sales agents, an increase in commission rates and higher productivity of sales agents in the distribution of life insurance products as well as revenues contributed by the claims adjusting companies acquired in the first half of 2008.
For fiscal year 2008, total operating costs and expenses were RMB633.1 million (US$92.8 million), representing an increase of 104.1% from RMB310.2 million in fiscal year 2007.
Commissions and fees expenses for fiscal year 2008 were RMB436.6 million (US$64.0 million), representing an increase of 87.7% from RMB232.6 million in fiscal year 2007. The increase was primarily reflected sales growth and largely tracked the increase in net revenues from commissions and fees.
Selling expenses for fiscal year 2008 were RMB17.3 million (US$2.5 million), representing an increase of 82.1% from RMB9.5 million in fiscal year 2007. The increase was primarily due to the sales growth and the increase in expenses incurred by newly acquired entities.

General and administrative expenses for fiscal year 2008 were RMB179.2 million (US$26.3 million), representing an increase of 162.9% from RMB68.2 million in fiscal year 2007, primarily as the result of the following factors: 1) recognition of share-based compensation expenses for options granted in October of 2007, including recognition of the remaining un-amortized expenses for the October 2007 grants in the fourth quarter of 2008 for the surrender and cancellation of options; 2) increase in salaries for administrative staff as a result of increased headcount; 3) increase in expenses for ongoing professional services, and 4) SOX compliance-related expenses.
As a result of the foregoing factors, income from operations for fiscal year 2008 was RMB210.7 million (US$30.9 million), representing an increase of 52.8% from RMB137.9 million for fiscal year 2007. Operating margin was 25.0% as compared with 30.8% for fiscal year 2007. Non-GAAP operating margin excluding one-time share-based compensation expense was 28.5% for the fiscal year 2008.
For fiscal year 2008, total interest income was RMB48.0 million (US$7.0 million), representing an increase of 195.4% from RMB16.2 million in fiscal year 2007, primarily attributable to an increase in cash as a result of our initial public offering in October 2007.
For the fiscal year 2008, income tax expense was RMB64.4 million (US$9.4 million), representing an increase of 1,926.5% from RMB3.2 million for the fiscal year 2007. The increase was primarily attributable to the expiration of income tax exemptions for some subsidiaries starting from January 1, 2008. Effective income tax rate was 24.8% for the fiscal year 2008 compared to 2.1% for the fiscal year 2007. Apart from the expiration of income tax exemptions, the increase in the effective income tax rate was also due to the exclusion of share-based compensation expense, legal and audit fees and other expenses incurred outside China as tax-deductible items for PRC tax purpose.
For the fiscal year 2008, net income was RMB191.6 million (US$28.1 million), representing an increase of 24.9% from RMB153.4 million for the fiscal year 2007. Net margin was 22.7% for the fiscal year 2008, as compared with 34.2% for the fiscal year 2007. Non-GAAP net margin excluding one-time share-based compensation expense recorded in the fourth quarter was 26.2% for the fiscal year 2008.
Fully diluted net income per ADS was RMB4.176 (US$0.612) for the fiscal year 2008, as compared with RMB4.286 for the fiscal year 2007. Adjusted diluted net income per ADS excluding one-time share-based compensation expense (non-GAAP) was RMB4.822 (US$0.707) for the fiscal year 2008.

Recent developments:
•
At the Company’s annual general meeting of shareholders held on December 18, 2008, the shareholders approved a share repurchase program proposed by the board of directors of the Company. Pursuant to the program, CNinsure is authorized but not obligated to repurchase up to US$20 million worth of its outstanding American Depositary Shares (“ADS”) by December 31, 2009. Subject to market conditions, the trading price of its ADSs and other factors, the Company plans to make repurchases from time to time on the open market or in negotiated transactions in accordance with Rule 10b-18 under the Securities Exchange Act of 1934.

•
Feng (Fred) Jin, CNinsure’s Chief Information Officer, has assumed the additional responsibilities of Chief Operating Officer of the Company. In his expanded role, Mr. Jin is responsible for the strategic and operational leadership of CNinsure, overseeing corporate operations, IT management and risk control.

•
As of December 31, 2008, CNinsure had 28,886 sales professionals as compared with approximately 13,830 sales professionals as of December 31, 2007. Its distribution network consisted of 40 insurance agencies, 5 insurance brokerages and 3 claims adjusting firms with 352 sales and services outlets operating in 17 provinces as of the end of December 31, 2008, as compared with 19 insurance agencies and 4 insurance brokerages with 195 sales and service outlets operating in 11 provinces as of the end of 2007. In addition, CNinsure’s insurance claims adjusting business had 834 professional adjusters as of December 31, 2008

•
Net revenues from commissions and fees derived from P&C insurance and life insurance business for the fiscal year 2008 grew 57.6% and 164.4%, respectively, from 2007 while net revenues from its claims adjusting business grew 36.4% from the previous quarter. The three business lines each contributed 75.0%, 14.4% and 10.6% of its total commissions and fees revenues in 2008 while its P&C insurance and life insurance business accounted for 89.7% and 10.3%, respectively, in 2007.

•
CNinsure added 9 affiliated subsidiaries in total in the fourth quarter, including Beijing Fanhua Datong Investment Management Co., Ltd. (“Datong”) in which it acquired 55% interests on November 1, 2008, and Datong’s 6 affiliated life insurance agencies. With the addition of Datong, CNinsure’s footprint expanded to Yunnan, Shanxi and Hainan provinces. In addition, CNinsure completed the acquisition of 55% interests in Shenzhen Huameng Insurance Brokerage Company Co., Ltd. and established a life insurance agency named Suining Fanhua Dezhong Insurance Agency Co., Ltd., in which it holds 55% interests.

•
Progress has been made in upgrading its IT system which is a core part of its operating platform: 1) the life insurance unit of its Core Business System has been put into use in six selected affiliated agencies on trial basis; 2) the claims adjusting unit of its Core Business System has been pilot-launched in one of its claims adjusting firms; 3) it has initiated User Acceptance Testing (UAT) of its ERP-based financial and accounting system; 4) a nationwide Wide Area Network has been put into place at most of its affiliated entities, with its first datacenter based in Beijing; 5) other key applications, such as Office Automation system and human resource system are expected to be put into pilot-launching in the first quarter.

•	CNinsure was awarded “Best Insurance Intermediary Service Provider in China of the Year 2008” at the SOHU Finance & Wealth Management Network Ceremony 2008 organized by SOHU Business China.

•
On November 21, 2008, the Company’s board of directors approved the grant under the 2007 Share Incentive Plan to various directors, officers and employees of options to purchase an aggregate of 32,000,000 ordinary shares of the Company at an exercise price of US$0.278 per ordinary share, equal to the closing price of the Company’s ADS on the Nasdaq Global Market at the grant date (after adjusting for the 20 ordinary shares to 1 ADS ratio).Options granted to senior management and key employees will be vested according to their Key Performance Indicator (KPI) results for the fiscal year of 2009. The options will vest over a four-year period starting from March 31, 2010.

•
In late December 2008, various directors, officers and employees voluntarily surrendered certain previously granted options to purchase an aggregate of 30,804,500 ordinary shares of the Company. Those options, which were due to vest over a three-year period starting from March 31, 2009, had been granted to them in October 2007 at an exercise price of US$0.8 per share. The surrendered options were cancelled immediately.

Business Outlook
For the first quarter 2009, CNinsure expects its total net revenues to be between RMB195 million (US$28.6 million) and RMB215 million (US$31.5 million), which reflects the seasonality of its business as the result of the Chinese New Year. This forecast reflects CNinsure’s current and preliminary view, which is subject to change, particularly in light of the uncertainties in the global economic and financial climate..
Conference Call
The Company will host a conference call to discuss the fourth quarter and fiscal year 2008 results at

Time:	8:00 pm Eastern Standard Time on February 24, 2009 or 9:00 am Beijing/Hong Kong Time on February 25 2009

The Toll Free dial-in numbers:

United States:	1866-549-1292
United Kingdom:	0808-234-6305
Canada:	1866-8691-825
Singapore:	800-188-5233
Taiwan:	0080-165-1918
China (Mainland):	800-701-1223
Hong Kong & Other Areas:	+852-3005-2050
China (Mainland) local dial-in number:	400-681-6949
Password: 885507#
A replay of the call will be available for three days as follows:

+852-3005-2020	(Hong Kong & other areas)
PIN number: 136443#
Additionally, a live and archived web cast of this call will be available at:
http://www.corpasia.net/us/CISG/irwebsite/index.php?mod=event
About CNinsure Inc.
CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.
Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of February 24, 2009, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

About Non-GAAP Financial Measures
To supplement CNinsure’s consolidated financial results presented in accordance with GAAP, CNinsure uses in this release the following measures defined as non-GAAP financial measures by the SEC: operating income excluding one-time share-based compensation expense, operating margin excluding one-time share-based compensation expense, net income excluding one-time share-based compensation expense, net margin excluding one-time share-based compensation expense, and diluted net income per ADS excluding one-time share-based compensation expense. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to comparable GAAP measures” set forth at the end of this release.
CNinsure believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding the one-time charge of RMB 29.6 million (US$4.3 million) recognized as share-based compensation expenses in the fourth quarter of 2008, as a result of the surrender and cancellation of options to purchase an aggregate of 30,804,500 ordinary shares by various option holders in December 2008. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using operating income excluding one-time share-based compensation expense, operating margin excluding one-time share-based compensation expense, net income excluding one-time share-based compensation expense, net margin excluding one-time share-based compensation expense, and diluted net income per ADS excluding one-time share-based compensation expense is that these non-GAAP measures exclude the one-time share-based compensation charge that was a significant expense in the fourth quarter of 2008. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

CNinsure Inc.
Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of December 31,	As of December 31,
	2007	2008	2008
	RMB	RMB	USD
	(In thousands, except for shares and per share data)

ASSETS:
Current assets:
Cash and cash equivalents	1,544,817	1,508,431	221,096
Restricted cash	12,748	4,200	616
Accounts receivable	18,150	90,424	13,254
Insurance premium receivable	541	21	3
Other receivables, net	30,703	57,151	8,377
Amounts due from related parties	—	209,595	30,721
Other current assets	1,297	5,224	766

Total current assets	1,608,256	1,875,046	274,833
Non-current assets:
Property, plant, and equipment, net	11,148	67,886	9,950
Goodwill	9,165	38,736	5,678
Intangibles assets	4,325	53,157	7,791
Deferred tax assets	1,936	4,517	662
Other	5,334	853	125

Total assets	1,640,164	2,040,195	299,039

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	10,138	59,709	8,752
Insurance premium payable	12,748	4,200	616
Other payables and accrued expenses	20,945	71,079	10,418
Accrued payroll	6,949	15,336	2,248
Income tax payable	2,085	26,242	3,846
Amounts due to related parties	369	8,048	1,180
Current portion of long-term borrowings	103	—	—

Total current liabilities	53,337	184,614	27,060

Non-current liabilities:
Long-term borrowings	57	—	—
Other tax liabilities	1,160	1,871	274
Deferred tax liabilities	374	8,661	1,270

Total liabilities	54,928	195,146	28,604

Commitments and contingencies

Minority interests	18,324	93,525	13,708

Common stock	7,036	7,036	1,031
Additional paid-in capital	1,621,064	1,666,723	244,298
Statutory reserves	47,903	48,379	7,091
Accumulated deficit	(87,941)	103,196	15,126
Accumulated other comprehensive Loss	(21,150)	(73,810)	(10,819)

Total shareholders’ equity	1,566,912	1,751,524	256,727

Total liabilities and owners’ equity	1,640,164	2,040,195	299,039

CNinsure Inc.
Unaudited Condensed Consolidated Statements of Operations

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2007	2008	2008	2007	2008	2008
	RMB	RMB	USD	RMB	RMB	USD
	(In thousands, except for shares and per share data)

Net revenues:

Commissions and fees	158,480	281,266	41,226	446,929	843,023	123,565

Other service fees	251	155	23	1,216	855	125

Total net revenues	158,731	281,421	41,249	448,145	843,878	123,690

Operating costs and expenses:

Commissions and fees	(83,224)	(145,861)	(21,379)	(232,550)	(436,588)	(63,992)

Selling expenses	(2,844)	(6,222)	(912)	(9,514)	(17,328)	(2,540)

General and administrative expenses	(26,434)	(78,768)	(11,546)	(68,177)	(179,217)	(26,268)

Total operating costs and expenses	(112,502)	(230,851)	(33,837)	(310,241)	(633,133)	(92,800)

Income from operations	46,229	50,570	7,412	137,904	210,745	30,890

Other income (expense), net:

Investment income	—	661	97	—	660	97

Interest income	10,920	11,414	1,673	16,235	47,967	7,031

Interest expense	(5)	(29)	(4)	(25)	(95)	(14)

Others, net	9	(156)	(23)	(2)	(29)	(5)

Income before income taxes	57,153	62,460	9,155	154,112	259,248	37,999

Income tax benefit (expense)	(3,242)	(17,648)	(2,587)	(3,178)	(64,404)	(9,440)

Net income before minority interest	53,911	44,812	6,568	150,934	194,844	28,559

Minority interest	(104)	(1,076)	(157)	2,424	(3,231)	(474)

Net income	53,807	43,736	6,411	153,358	191,613	28,085

Net Income per share:

Basic	0.064	0.048	0.007	0.218	0.210	0.031

Diluted	0.064	0.048	0.007	0.214	0.209	0.031

Net Income per ADS:

Basic	1.284	0.959	0.141	4.355	4.200	0.616

Diluted	1.275	0.954	0.140	4.286	4.176	0.612

Shares used in calculating Net income per share

Basic	838,056,274	912,497,726	912,497,726	704,273,232	912,497,726	912,497,726

Diluted	843,711,077	916,705,322	916,705,322	715,649,950	917,776,532	917,776,532

CNinsure Inc.
Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
(In RMB in thousands, except per share data and percentages)

	3 months ended Dec 31 2008			3 months ended Dec 31 2007
	GAAP	Adjustment	Non-GAAP	GAAP	Adjustment	Non-GAAP

Net income	43,736	29,634	73,371	53,807	—	53,807

Net margin	15.6%	10.5%	26.1%	34.0%	—	34.0%

Operating income	50,570	29,634	80,204	46,288	—	46,288

Operating margin	18.0%	10.5%	28.5%	29.1%	—	29.1%

Diluted shares	916,705,322	—	916,705,322	843,711,077	—	843,711,077

Diluted net income per ADS	0.954	0.647	1.601	1.275	—	1.275

	12 months ended Dec 31 2008			12 months ended Dec 31 2007
	GAAP	Adjustment	Non-GAAP	GAAP	Adjustment	Non-GAAP

Net income	191,613	29,634	221,247	153,358	—	153,358

Net margin	22.7%	3.5%	26.2%	34.2%	—	34.2%

Operating income	210,745	29,634	240,379	137,904	—	137,904

Operating margin	25.0%	3.5%	28.5%	30.8%	—	30.8%

Diluted shares	917,776,532	—	917,776,532	715,649,950	—	715,649,950

Diluted net income per ADS	4.176	0.646	4.822	4.286	—	4.286
For more information, please contact:
Oasis Qiu
Investor Relations Manager
Tel: +86 (20) 6122-2777 x 850
Email: qiusr@cninsure.net